Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2018 and 2017

May 10, 2018

MD&A

CONTENTS

Introduction	1
Cautionary Note Regarding Forward-Looking Statements	2
Non-GAAP Disclosures	2
Description of Our Business	3
Risks and Uncertainties	5
Overall Performance	6
Segmented Results	11
Selected Consolidated Quarterly Results	17
Capital and Liquidity	17
Outstanding Common Share Data	18
Off-Balance Sheet Arrangements	19
Proposed Transactions	19
Changes in Accounting Policies Including Initial Adoption	19
Disclosure Controls and Procedures	24
Changes in Internal Control Over Financial Reporting	24

2018 First Quarter Financial Results

MD&A

Introduction

This Management’s Discussion and Analysis of Quarterhill Inc. (this “MD&A”) is dated May 10, 2018. References in this MD&A to “Quarterhill”, “we”, “us” and “our” refer to Quarterhill Inc. and its consolidated subsidiaries during the periods presented unless the context requires otherwise and references to “Common Shares” in this MD&A refer to common shares in the capital of Quarterhill.

On April 17, 2017, we announced that our Board of Directors (our “Board”) had approved a plan to transform the company into a growth-oriented diversified holding company by acquiring technology businesses that will operate alongside our existing intellectual property licensing company. As part of this transformation, we amalgamated with a number of our subsidiaries and changed our name to Quarterhill Inc. on June 1, 2017 and began trading under the symbol “QTRH” on both the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Select Market (the “Nasdaq”) on June 5, 2017.

Quarterhill is a Canadian company focused on being a disciplined acquirer and manager of established technology companies with a diverse offering of products and services worldwide. Our strategy is to acquire and operate financially attractive niche technology companies including those that provide vertical market software and solutions servicing large and stable industries and intelligent industrial systems such as technology-enabled companies serving converging industries including transportation.

We are focusing our business on building a consistently profitable company through the acquisition, management and growth of companies in our dedicated technology areas, with an emphasis on seeking out acquisition opportunities that provide a foundation for profitable growth and that have reasonable valuations, recurring revenues, predictable cashflows and margins, intimate customer relationships and dedicated management teams among other considerations.

Unless otherwise indicated, all financial information in this MD&A is reported in thousands of United States dollars, except for share and earnings per share data which is reported in number of shares and U.S. dollars respectively. The tables and charts included in this document form an integral part of this MD&A.

We have prepared this MD&A with reference to National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements which may differ from U.S. disclosure requirements. This MD&A provides information for the three months ended March 31, 2018 and up to, and including, May 9, 2018.  This MD&A should be read in conjunction with our condensed consolidated interim financial statements and notes thereto for the three months ended March 31, 2018 (the “Financial Statements”).

The Financial Statements do not include all of the information and notes required under generally accepted accounting principles in the United States of America (“GAAP”) for complete financial statements.  Accordingly, this MD&A should be read in conjunction with our audited consolidated financial statements and the notes thereto for the years ended December 31, 2017 and December 31, 2016, which have been prepared in accordance with GAAP and SEC regulations for annual financial information as applicable.  Additional information filed by us with the Canadian Securities Administrators, including quarterly reports, annual reports and our Annual Information Form for the year ended December 31, 2017 (our “AIF”), is available on-line at www.sedar.com and also on our website at www.Quarterhill.com. Our Form 40-F can be found on the United States Securities and Exchange Commission (“SEC”) EDGAR website at www.sec.gov.

Our management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally, including in this MD&A, and used internally by us, is complete and reliable. These procedures include the review and approval of our financial statements and associated information,

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including this MD&A, first by our management’s Disclosure Committee, then by our Board’s Audit Committee (the “Audit Committee”) and, finally, by our Board as a whole.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States and Canadian securities laws, including such statements relating to:

•	assumptions and expectations described in our critical accounting policies and estimates;
•	our expectation regarding the adoption and impact of certain accounting pronouncements;
•	our expectation regarding the growth rates of our subsidiaries’ businesses;
•	our estimates regarding our effective tax rate;
•	our expectations regarding ability to acquire additional businesses to further our growth; and
•	our expectations with respect to the sufficiency of our financial resources.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “would”, “intend”, “believe”, “plan”, “continue”, “project”, the negatives of these words or other variations on these words, comparable terms and similar expressions are intended to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information are based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances.

We provide forward-looking statements and forward-looking information to assist external stakeholders in understanding our management’s expectations and plans relating to the future as of the date of this MD&A and such statements and information may not be appropriate for any other purposes. The forward-looking statements and forward-looking information in this MD&A are made as of the date of this MD&A only. We have no intention and undertake no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Disclosures

Quarterhill has historically used a set of metrics when evaluating our operational and financial performance. We continually monitor, evaluate and update these metrics as required to ensure they provide information considered most useful, in the opinion of our management, to any decision-making based on Quarterhill’s performance. This section defines, quantifies and analyzes the key performance indicators used by our management and referred to elsewhere in this MD&A, which are not recognized under GAAP and have no standardized meaning prescribed by GAAP. These indicators and measures are therefore unlikely to be comparable to similar measures presented by other issuers.

In this MD&A, we use the Non-GAAP term “Adjusted EBITDA” to mean net income (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock-based compensation; (ix) foreign exchange (gain) loss; and (x) equity in earnings and dividends from joint ventures. Adjusted EBITDA is used by our management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. Adjusted EBITDA should not be interpreted as an alternative to net income and cash flows from operations as determined in accordance with GAAP or as a measure of liquidity.

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Description of Our Business

In 2017, Quarterhill began a transition away from a singular reliance on our patent monetization business towards becoming, over time, a disciplined acquirer and manager of established technology companies operating alongside the patent monetization business. To this end, in 2017, we reorganized our corporate affairs to create Quarterhill, transferred and assigned all of our patent monetization assets to a separate Wi-LAN Inc. company (“WiLAN”), acquired each of VIZIYA Corp. (“VIZIYA”) and International Road Dynamics Inc. (“IRD”) and their respective businesses and, effective January 1, 2018, hired Douglas Parker, a seasoned and experienced mergers and acquisitions executive, as our President and Chief Executive Officer to lead our new endeavours.

Today we are continuing this evolution towards our goal of acquiring and operating financially attractive niche technology companies including those in vertical market software and solutions that service large and stable industries and intelligent industrial systems such as technology-enabled companies serving converging industries including transportation.

Strategy

We are focusing our business on the acquisition, management and growth of companies in our dedicated technology areas, with an emphasis on seeking out acquisition opportunities that provide a foundation for profitable growth and that have reasonable valuations, recurring revenues, predictable cash flows and margins, intimate customer relationships and dedicated management teams among other material considerations.

We believe that if we increase the share of our revenue derived from recurring sources such as annual maintenance renewals, subscription revenue, hosted revenue and longer-term consulting engagements, we will also increase our cash flows and revenue stream predictability which we hope will allow us to better scale our operations to ensure that we meet our strategic mandate of operating profitably regardless of the prevailing economic market conditions and grow both organically and through acquisitions.

Our three current existing businesses are fully described in more detail in our AIF. We have determined that we operate in three business segments providing technology licensing, intelligent transportation system and asset maintenance solutions as we currently review our operating results, assess our performance, make decisions about resources and generate discrete financial information for each of these segments. We have called these segments Technology, Mobility and Factory.

Technology Segment

Our Technology segment focuses on technology licensing as our principal business activity. We have an investment in WiLAN, a leading patent licensing company, based in Ottawa, Canada with offices in Orange County and Carlsbad, California. WiLAN has developed and patented inventions that have proven of great value to third-parties and has a history of acquiring patents that it believes hold great value from other inventors. WiLAN also works with patent inventors and owners to unlock the value trapped in patents that their inventors or owners have been unable to obtain, by developing and licensing their patents while sharing with those inventors and assignees both any revenues generated by these patents and much of the financial risk associated with licensing these patents.

Current patent portfolios held by WiLAN include patents relating to 3D television technologies, automotive headlight assemblies, phased loop semiconductor technology, microcontrollers applicable to safety-critical aerospace, semiconductor manufacturing and packaging technologies, medical, industrial and automotive applications, computer gaming, medical stent technologies, intelligent personal assistant technologies, CMOS image sensors, enhanced image processing, streaming video technologies, building automation, non-volatile Flash memory, other memory technologies, semiconductor clocking technologies, smart meter monitoring, LED lighting technologies and many other technologies.

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WiLAN’s agreements licensing its patents generally take into consideration license rights and releases for past infringement. Related payments may be lump-sum, fixed-price with set payments made over a specified duration or running royalty-based depending on a price per-unit and/or a percentage of product sales or service revenues enjoyed by licensees.

WiLAN’s employees have unique skill sets and proven abilities to conclude license agreements. This is important as the strength of asserted patents is only part of what is needed to derive substantial revenues from them; human expertise in the relevant markets, in patent portfolio development and in patent licensing and litigation are as crucial as strong patents.

Mobility Segment

Our Mobility segment includes companies providing systems and services focused on the interconnection of devices for mobile applications. Our first investment in this segment is IRD.  Headquartered in Saskatoon, Canada, IRD is one of the world’s leading providers of integrated systems and solutions for the global Intelligent Transportation Systems industry (the “ITS Industry”). The ITS Industry is focused on improving the mobility, enhancing the safety, increasing the efficiency and reducing the environmental impact of highway and roadway transportation systems. IRD has a network of direct and independent operations and relationships in strategic geographic regions to identify and pursue ITS opportunities around the world.

IRD’s core strengths are its national and international sales networks and installed base of systems, its intellectual property (trade names, patents, trademarks and other proprietary knowledge) and its ability to utilize a variety of patented and proprietary and original equipment manufacturer technologies, including IRD’s proprietary “Weigh-In-Motion” and vehicle measurement technologies, to detect, classify and weigh vehicles at highway speeds. IRD delivers automated systems for commercial vehicle operations at truck weigh stations, border crossings, highway traffic data collection and highway toll collection systems.

IRD’s customers include government transportation agencies, traffic engineering consultants and operators, city and municipal agencies, concessionaires and industrial, mining and transportation service companies worldwide.

IRD’s revenue is derived from selling integrated transportation systems, services and products. Integrated systems are made up of a combination of proprietary electronics, software technology, “Weigh-In-Motion” and vehicle measurement products and installation and commissioning services. Service contracts are typically multi-year, renewable arrangements for IRD to maintain and service its installed systems and products for its customers. In addition, IRD enters into recurring revenue service contracts under which they own the equipment providing customer services such as delivery of real time and statistical traffic information and truck weigh station bypass services.

Factory Segment

We consider companies focused on business operations optimization, predictive maintenance, inventory optimization and health and safety in production environments as operating in a “factory” environment and we classify our related investments in our Factory segment. Our first investment in this segment is VIZIYA based in Hamilton, Canada. VIZIYA creates and licenses enterprise asset management software to help organizations with heavy asset businesses optimize asset performance and “uptime”, which software is designed to be integrated with major computerized maintenance management systems sold by such providers as Oracle Corporation (including Oracle Cloud, E-Business, PeopleSoft and JD Edwards), SAP SE, International Business Machines Corporation, J.D. Edwards World Solution Company and Infor.

Organizations in industries such as oil and gas, mining, manufacturing, pharmaceuticals, food and beverage, power generation, among others, rely heavily on physical plants containing numerous dedicated pieces of equipment, or

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physical assets, to run their respective businesses. To manage these physical assets over their predicted lifetimes, dedicated enterprise asset management software solutions are used by the owners of these physical assets to coordinate every aspect of any such physical asset-intensive organization.

VIZIYA’s software solutions work together with these dedicated enterprise asset management software solutions to optimize the performance and “uptime” of physical assets to help VIZIYA’s customers achieve production targets, control costs and manage safety and compliance through maximum physical asset utilization.

Risks and Uncertainties

Quarterhill and our operating subsidiaries operate in ever-changing business and competitive economic environments that expose us to a number of risks and uncertainties. This MD&A is qualified in its entirety by the risk factors described in our AIF. The risks and uncertainties discussed in greater detail under the heading “Risk Factors” in our AIF are not, however, the only risks we face. We may also be subject to additional risks and uncertainties that are currently unknown or not currently deemed material to our respective business operations. If any of the risks or uncertainties we and our operating subsidiaries face were to occur, they could materially affect our future operating results and could cause actual events to differ materially from those which we expect or that we have described in our forward-looking statements.

These factors should be considered carefully and readers should not place undue reliance on our forward-looking statements and forward-looking information. Any of the matters described under this “Risks and Uncertainties” section could have a material adverse effect on our businesses, results of operations and financial condition, in which case the trading price of the Common Shares could decline and a holder of Common Shares could lose all or a part of their investment. Please also refer to the “Cautionary Note Regarding Forward-Looking Statements” section of this MD&A.

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Overall Performance

The results of operations for the three months ended March 31, 2018 include WiLAN, VIZIYA and IRD results for the entire quarter. The comparative period information presented represents solely WiLAN’s results for the specified period.

	Three months ended March 31,
	2018	2017
Revenues
License	$2,493	$6,991
Systems	4,693	-
Services	653	-
Recurring	4,170	587
	12,009	7,578
Cost of revenues (excluding depreciation and amortization)
License	5,931	7,394
Systems	3,466	-
Services	305	-
Recurring	2,032	-
	11,734	7,394
	275	184
Operating expenses
Depreciation of property, plant and equipment	395	91
Amortization of intangibles	6,751	5,303
Selling, general and administrative expenses	7,053	2,402
Research and development expenses	939	-
	15,138	7,796
Results from operations	(14,863)	(7,612)

Finance income	(191)	(218)
Finance expense	39	-
Foreign exchange gain	(130)	(285)
Other income	(327)	-
Loss before taxes	(14,254)	(7,109)

Current income tax expense (recovery)	(321)	743
Deferred income tax recovery	(1,888)	(623)
Income tax expense (recovery)	(2,209)	120

Net loss	$(12,045)	$(7,229)

Net loss per share
Basic	$(0.10)	$(0.06)
Diluted	$(0.10)	$(0.06)

Weighted average number of common shares
Basic	118,658,249	118,572,181
Diluted	118,658,249	118,572,181

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MD&A

Consolidated revenues for the quarter ended March 31, 2018 (“Q1 18”) were $12.0 million as compared to $7.6 million in 2017 representing an increase of $4.4 million or approximately 58%. Revenues derived from the WiLAN subsidiary decreased $5.8 million or 77% from the prior year and revenues from companies acquired during the prior year totaled $10.2 million for the period.  Recurring revenues, a key focus for us, were $4.2 million for the quarter representing an increase of $3.6 million or a six-fold increase over the comparative prior year period.

With the addition of the IRD and VIZIYA businesses, the composition of revenues, cost of revenues (excluding depreciation and amortization) and other operating expenses have changed significantly and we have modified our financial statement presentation to reflect the overall business of Quarterhill. The components of our revenue are as noted below:

License	License revenues includes all revenues associated with technology licenses, perpetual software licenses and other revenues characterized as one-time licenses.
Systems

Systems revenues includes revenues earned on contracted projects, generally recognized on a percentage completion basis plus proprietary and OEM products sales, which are distributed directly and through a network of distributor/agency relationships. These projects generally result in the delivery of a complete system to the customer.

Services	Services revenues includes revenues generated from the provision of professional services sold on a time and material consulting basis.
Recurring

Recurring revenues represents revenues realized under service and maintenance contracts, software maintenance contracts, hosted “software as a service” applications, revenues from running royalties and data analytics services. The underlying contracts included in this category generally range from one to five years. Recurring revenues are recognized on either a percentage completion basis, time and material basis, or ratably over the duration of the contract, depending on contract terms.

For the 2018 first quarter: (1) License revenues were $2.5 million, reflecting $1.2 million in technology licenses granted, $0.07 million in accretion interest as a result of adopting ASU 2014-09 (see discussion below) and $1.2 million in software licenses (please refer to the “Segmented Results” section of this MD&A); (2) Systems revenues generated within our Mobility segment were $4.7 million; (3) Services revenues were $0.7 million; and (4) Recurring revenues, on a consolidated basis, were $4.2 million.  There is no comparative information for the Systems and Services revenues figures because they relate to business acquisitions completed in 2017. We have classified certain of our technology license revenues as recurring given the running royalty nature of these revenues and the comparative information in 2017 for recurring revenues consists solely of recurring revenues from our WiLAN subsidiary.

Gross margin, calculated as revenues less cost of revenues (excluding depreciation and amortization), for the quarter was $0.3 million or 2.3% and reflects the overall gross margin across all our vertical segments. For the first quarter of 2018, our WiLAN business generated a gross margin of ($4.1) million as compared to $0.2 million for the comparable period last year.  The decrease in gross margin in this segment is a result of lower revenues year on year offset by slightly lower cost of revenue (excluding depreciation and amortization) expenses.  Gross margin in the Mobility segment was $1.9 million or approximately 26%, which is lower than the immediately preceding quarter principally as a result of lower revenues, and was $2.5 million, or approximately 88%, in our Factory segment which is generally consistent with the immediately preceding quarter.

Our cost of revenues includes: (i) for our Technology segment, all costs of conducting licensing programs including staffing, litigation, patent ownership related costs and contingent litigation and partner payments; (ii) for our Mobility

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segment, all costs of delivering on a project including staff costs, inventory consumption costs, subcontractor costs and costs related to any maintenance and warranty work completed; and (iii) for our Factory segment, all staff costs necessary for the delivery of consulting services.

Our operating expenses at $15.1 million for the quarter include selling, general and administrative costs, research and development costs, depreciation and amortization of intangible assets.  The operating expenses of the companies acquired during fiscal 2017 were $7.1 million and the operating expenses of WiLAN were $5.7 million while the operating expenses of Quarterhill were $2.3 million. For comparative purposes, it is necessary to aggregate the WiLAN and Quarterhill operating expenses which were $8.0 million for the first quarter of 2018 as compared to $7.8 million for the first quarter 2017. A significant component of the WiLAN operating expenses, both in 2018 and historically in the comparative periods, are non-cash charges related to the amortization of intangible assets which amounted to $5.0 million in Q1 18 compared to $5.3 million in Q1 2017.

Finance income principally represents interest earned on cash balances held. To the extent we have much lower average cash balances during the year as compared to previous years, the expected interest income will be reduced from comparative levels. Finance income was $0.2 million for the quarter as compared to $0.2 million last year. Finance expense represents interest expense on debt carried within our operating subsidiaries. Each of IRD, iCOMS and VIZIYA have bank debt and, as a result, will have finance expense on a normal basis, albeit a relatively small amount.

We may finance part of our growth through the issuance of long-term debt, when appropriate, which will have a finance expense component. To the extent we arrange for and draw upon such debt, finance expense can be expected to increase in future periods.

Other expense (income) captures all other expenses or income items not otherwise accounted for elsewhere in our consolidated statement of operations. For the quarter, this income of $0.3 million represents IRD’s proportionate share in the profits of its joint venture Xuzhou-PAT Control Technologies Limited (“XPCT”) an ITS products and manufacturing service provider in China (please refer to the “Mobility segment” section of this MD&A) as well as investment tax credits claimed within the Factory segment.

Income tax recovery for the quarter was a net $2.2 million, comprised of $0.3 million in current income tax recovery and $1.9 million of deferred income tax recovery.  We experienced a loss in the first quarter of 2018, a significant component of which was within the WiLAN subsidiary in Canada which gave rise to approximately $1.4 million in deferred tax recovery.  The corporate acquisitions completed in calendar 2017 resulted in acquired intangibles that will generate amortization expense for accounting purposes which will not be deductible for income tax purposes which results in a further $0.5 million deferred tax recovery in the first quarter.

We have assigned probabilities to our expected future taxable income based on significant risk factors, sensitivity analysis and timing of non-capital tax losses. The amount of the deferred income tax asset considered realizable could change materially in the near term, based on future taxable income during the carryforward period.

We reported a net loss for the quarter of $12.0 million or $0.10 per basic and diluted Common Share. Our acquired businesses generated net losses during the quarter of $1.0 million principally as a result of amortization expense related to identifiable intangible assets acquired. Excluding these losses, our net loss would have been $11.0 million representing a more comparable net loss position to the same period last year.

Reconciliation of Net Loss to Adjusted EBITDA

We consider Adjusted EBITDA, a non-GAAP measure, to be a good indicator of performance for the business as it more accurately captures financial performance in a given period related to the operations of Quarterhill and each of our reporting segments.

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We reported Adjusted EBITDA of ($7.3) million for the quarter as compared to ($2.2) million for the comparative period last year.  With the creation of Quarterhill and the adoption of a growth oriented strategy anchored in acquisitions of technology businesses, we began tracking expenses related to the acquisitions and separately classified them in our condensed consolidated interim statements of operations. For the first quarter of 2018, we did not have any Special charges, which would generally consist of advisor fees, accounting and valuation fees, due diligence related expenses and legal fees. Although these expenses will recur as we complete additional acquisitions, they are not related to the actual operations of the business and, therefore, will be excluded in the calculation of Adjusted EBITDA. The remaining adjustments we have made relate to income tax, foreign exchange, finance income or expense, depreciation and amortization, stock-based compensation, other income, other acquisition related accounting items and other one-time charges.

From time to time, we acquire businesses in purchase transactions that typically result in the recognition of goodwill and other identifiable intangible assets. Acquired goodwill is not amortized but is subject to impairment testing at least annually and as other events and circumstances dictate. Other identifiable intangible assets are typically subject to amortization and therefore will likely increase future expenses. The determination of the value of such intangible assets requires us to make estimates and assumptions. We have ascribed value to identifiable intangible assets other than goodwill in our purchase price allocations including but not limited to backlog, brand and customer and technology related intangible assets. To the extent we ascribe value to identifiable intangible assets that have finite lives, we amortize those values over the estimated useful lives of the assets. We are amortizing customer related intangible assets over a period of seven years and developed software related intangible assets over five years.

Deferred revenue is a key metric of our business because it indicates a level of sales already made that will be recognized as revenue in the future. The companies that we acquired in the second quarter of 2017 had a combined $7.7 million in deferred revenue immediately prior to the completion of our acquisition. As required by GAAP, in determining the fair value of the liabilities assumed under purchase accounting, the acquired deferred revenue is to be recorded at fair value to the extent it represents an assumed legal obligation. The estimated fair value of the deferred revenue was determined to be $6.4 million resulting in an adjustment reducing the consolidated deferred revenue by $1.3 million. To evaluate the ordinary course operations of our acquired businesses, we will add back this deleted revenue in the calculation of Adjusted EBITDA.

In determining the fair value of assets acquired, we recorded a step-up in the value of inventory acquired in the IRD acquisition to reflect the value that we would have had to pay for that inventory if we had purchased it separately outside of a corporate acquisition. This step up increased inventory by approximately $0.6 million which amount will increase cost of goods sold within our Mobility segment as that inventory is consumed in the operations. We view this increased cost of goods sold as solely related to the acquisition and not reflective of the underlying economics of the acquired business. Accordingly, we will deduct this amount in the determination of the Adjusted EBITDA to evaluate the normal course operations of our acquired businesses.  No such deduction was recorded for the first quarter of 2018.

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	For the three months ended,
Adjusted EBITDA	March 31, 2018	March 31, 2017
Net loss	$(12,045)	$(7,229)

Adjusted for:
Income tax expense (recovery)	(2,209)	120
Foreign exchange gain	(130)	(285)
Finance expense	39	-
Finance income	(191)	(218)
Amortization of intangibles	6,751	5,303
Depreciation of property, plant and equipment	395	91
Effect of deleted deferred revenue	224	-
Stock-based compensation	156	31
Other income	(327)	-
Adjusted EBITDA	$(7,337)	$(2,187)

Adjusted EBITDA per share
Net loss	$(0.10)	$(0.06)

Adjusted for:
Income tax expense (recovery)	(0.02)	-
Foreign exchange gain	-	-
Finance expense	-	-
Finance income	-	-
Amortization of intangibles	0.06	0.04
Depreciation of property, plant and equipment	-	-
Effect of deleted deferred revenue	-	-
Stock-based compensation	-	-
Other income	-	-
Adjusted EBITDA per share	$(0.06)	$(0.02)

Weighted average number of Common Shares
Basic	118,658,249	118,572,181

Our cash, cash equivalents and short-term investments, inclusive of any restricted amounts, was $75.1 million at March 31, 2018 as compared to $86.6 million at December 31, 2017. During the first quarter of 2018, we consumed $6.5 million from operations, paid dividends and retired bank debt in the amount of $3.2 million and retired patent finance obligations of $1.4 million.  Cash from operations is directly impacted by the net loss reported in the period.

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Segmented Results

Segmented results of operations for the three months ended March 31, 2018 and 2017 (where applicable) are included in this MD&A. Prior to June 1, 2017 we operated in a single segment, technology licensing (formerly WiLAN). With the creation of Quarterhill and the acquisitions of IRD, iCOMS and VIZIYA, we now consider that we operate in three distinct segments.

	For the three months ended March 31, 2018
	Technology	Mobility	Factory	Corporate	Total
Revenues	$1,767	$7,412	$2,830	$-	$12,009
Cost of revenues (excluding depreciation and amortization)	5,905	5,498	331	-	11,734
	(4,138)	1,914	2,499	-	275
Selling, general and administrative	631	2,573	1,569	2,280	7,053
Research and development	-	549	390	-	939
Depreciation of property, plant and equipment	75	290	29	1	395
Amortization of intangibles	5,002	992	757	-	6,751
Results from operations	(9,846)	(2,490)	(246)	(2,281)	(14,863)
Finance income	-	(1)	-	(190)	(191)
Finance expense	-	36	3	-	39
Foreign exchange loss (gain)	300	(148)	(9)	(273)	(130)
Other income	-	(250)	(77)	-	(327)
Loss before taxes	(10,146)	(2,127)	(163)	(1,818)	(14,254)
Current income tax expense (recovery)	104	9	(434)	-	(321)
Deferred income tax expense (recovery)	(1,403)	(568)	(238)	321	(1,888)
Income tax expense (recovery)	(1,299)	(559)	(672)	321	(2,209)
Net income (loss)	$(8,847)	$(1,568)	$509	$(2,139)	$(12,045)

Adjusted EBITDA	(4,763)	(1,037)	667	(2,204)	(7,337)

Other reconciling items:
Effect of deleted deferred revenue	-	97	127	-	224
Stock-based compensation	6	74	-	76	156

For the three months ended March 31, 2017
Technology
Revenues	$7,578
Cost of revenues (excluding depreciation and amortization)	7,394
184
Selling, general and administrative	2,402
Depreciation of property, plant and equipment	91
Amortization of intangibles	5,303
Results from operations	(7,612)
Finance income	(218)
Foreign exchange gain	(285)
Loss before taxes	(7,109)
Current income tax expense	743
Deferred income tax recovery	(623)
Income tax expense	120
Net Loss	$(7,229)

Adjusted EBITDA	(2,187)

Other reconciling items:
Stock-based compensation	31

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Technology Segment

Our Technology segment presently comprises the operations of WiLAN.

Technology Segment	For the three months ended,
	March 31, 2018	March 31, 2017
Revenues	$1,767	$7,578
Cost of revenues (excluding depreciation and amortization)	5,905	7,394
	(4,138)	184
Selling, general and administrative	631	2,402
Depreciation of property, plant and equipment	75	91
Amortization of intangibles	5,002	5,303
Results from operations	(9,846)	(7,612)
Finance income	-	(218)
Foreign exchange loss (gain)	300	(285)
Loss before taxes	(10,146)	(7,109)
Current income tax expense	104	743
Deferred income tax recovery	(1,403)	(623)
Income tax expense (recovery)	(1,299)	120
Net loss	$(8,847)	$(7,229)

Adjusted EBITDA	$(4,763)	$(2,187)

For the three months ended March 31, 2018 revenues were $1.8 million as compared to $7.6 million for the same period last year.

Revenues in this segment are generally derived from five principal sources: (i) running royalty agreements pursuant to which licensees pay WiLAN royalties based on either a percentage of the net selling price of licensed products or a fixed fee per licensed product sold; (ii) fixed fee royalties consisting of a set quarterly or annual amount for all licensed products sold by licensees; (iii) one-time lump sum fees to cover the sale of all licensed products by a particular licensee, subject to certain limitations; (iv) licensing patents on behalf of WiLAN’s partners; or (v) brokerage which provides the acquirer exclusive rights to the technology. License agreements are generally for a five to eight-year period but can be significantly longer or covering the entire life of the underlying licensed patents.

Under ASC606 patent licenses will be considered licenses to functional intellectual property.  The standard specifically outlines that patents, underlying highly functional items, are considered functional intellectual property (“IP”).  Licenses to functional IP are considered satisfied at a point in time (i.e. when the license becomes effective) and all the revenue is recognized at that point in time.  The one exception to this guidance is related to revenue generated from sales or usage-based royalties promised in exchange for a license of IP.  Customers generally report their royalty obligations one quarter in arrears and accordingly, we will estimate the expected royalties to be reported for a particular accounting period, with a true up to the actual royalties reported in the following financial reporting period.

Historically, under ASC605, revenue was considered to be earned when there was persuasive evidence of an arrangement, all obligations that needed to be performed were fulfilled in accordance with the terms of the license agreement, including delivery and acceptance, the revenue amount was fixed or determinable and collection was reasonably assured.

Had ASC606 not become effective in the first quarter, the Technology segment would have reported revenues of $3.9 million.  We recognized an unbilled revenue adjustment of $6.4 million on January 1, 2018 as a result of the adoption of ASC606.  This amount represented the present value of the expected future cash flows to be collected in 2018 related to fixed fee patent licenses executed in prior fiscal years.  These amounts are expected to be collected by the end of the third

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quarter of 2018.  As at March 31, the present value of the remaining payments was $2.7 million.

Cost of revenues (excluding depreciation and amortization) is comprised of patent licensing expenses which includes royalty obligations, cost of patents sold through brokerage activities (if any), employee-related costs and other costs incurred in conducting license negotiations, contingent partner and legal fee payment and other litigation expenses as well as all costs associated with the ownership and management of WiLAN’s patent portfolio. Many of these costs are directly related to the size and breadth of the patent portfolio and, therefore, as WiLAN adds or reduces patents, these costs would be expected to increase or decrease accordingly.

Cost of revenues (excluding depreciation and amortization) for the three months ended March 31, 2018 was $5.9 million as compared to $7.4 million for the comparable period last year representing a year over year decrease of $1.5 million. This decrease is generally related to lower patent ownership costs and lower patent litigation expenses.

Operating expenses are generally considered selling, general and administration type expenses and include all overheads for WiLAN operations in addition to depreciation, amortization expense and any loss on disposal or impairment losses. For the three months ended March 31, 2018 operating expenses within this segment were $5.7 million which included $5.1 million in depreciation and amortization and $0.6 million in cash operating expenses.  Operating expenses have declined year over year as a result of the reallocation of certain management and public company expenses to Quarterhill that more appropriately reflect the operations of the business.

Finance income for the three months ended March 31, 2018 was $nil as all excess cash is held by Quarterhill.  In the prior year, all excess cash was held within the Technology segment and accordingly finance income of $0.2 million was recorded.  This income arises from interest earned on cash deposits during the period.

Income tax expense for the quarter was a recovery of $1.3 million and was comprised of current tax expense of $0.1 million and a deferred income tax recovery of $1.4 million. Current income tax expense for all reported periods consisted of foreign taxes withheld on payments received from licensees in foreign tax jurisdictions for which there is no treaty. Approximately half of the loss before income taxes of $10.1 million reported by the Technology segment arose in US and foreign operations and we do not record any deferred income tax assets in these jurisdictions.  The remaining losses were incurred in Canada where we generally record deferred tax assets and as such, we have a recovery in the period.

There is a valuation allowance of $11.8 million as at March 31, 2018 against deferred tax assets for certain of WiLAN’s Canadian and all of its U.S. subsidiaries. A valuation allowance is established for any portion of deferred tax assets for which management believes it is more likely than not that WiLAN will be unable to utilize the assets to offset future taxes. We expect WiLAN to continue to utilize certain previously recognized Canadian loss carryforwards which will result in deferred income tax expense. Until such time as WiLAN’s licensing programs in certain of its Canadian and U.S. subsidiaries generate sufficient taxable income, we expect to continue to maintain a full valuation allowance against deferred tax assets for these Canadian and U.S. subsidiaries. As a result, we expect the provision for deferred income tax expense to be disproportionately higher when compared to our estimated average annual rate or other operating segments of Quarterhill.

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MD&A

Mobility Segment

Our Mobility segment consists of IRD’s operations which also includes iCOMS as its wholly-owned subsidiary.

Mobility Segment	For the three months ended,
	March 31, 2018	March 31, 2017
Revenues	$7,412	$-
Cost of revenues (excluding depreciation and amortization)	5,498	-
	1,914	-
Selling, general and administrative	2,573	-
Research and development	549	-
Depreciation of property, plant and equipment	290	-
Amortization of intangibles	992	-
Results from operations	(2,490)	-
Finance income	(1)	-
Finance expense	36	-
Foreign exchange gain	(148)	-
Other income	(250)	-
Loss before taxes	(2,127)	-
Current income tax expense	9	-
Deferred income tax recovery	(568)	-
Income tax recovery	(559)	-
Net loss	$(1,568)	$-

Adjusted EBITDA	$(1,037)	$-

IRD revenue streams are categorized as either Systems or Recurring. Systems revenues comprises revenues earned on contracted projects, generally recognized on a percentage completion basis plus proprietary and OEM products sales, which are distributed directly and through its network of distributor/agency relationships. Recurring revenues represent revenue realized under service and maintenance contracts and generally ranges from one to five year terms. Recurring revenues are recognized on either a percentage completion basis or time and material basis, depending on contract terms.

Segment revenue from Systems for the three months ended March 31, 2018 was $4.7 million primarily earned on contracted projects underway in the United States plus product sales distributed to various international markets.  Systems revenue also includes $0.2 million arising from the implementation of ASC 606 Revenue Recognition standard.  Recurring revenue for the same period was $2.7 million.  First quarter systems and recurring revenues were slightly below expectation due to variations in contract delivery and a significant contract renewal signed subsequent to March 31, 2018.

Gross margin in the quarter was affected by deferred revenue adjustments recorded upon the acquisition of IRD. Were it not for these adjustments, gross margins would have increased by $0.1 million in the current quarter.  Gross margin as a percentage of revenue realized in the period was below historic levels reflecting the effect of certain fixed capacity expenses included in costs of sales against lower revenues earned in the period. Gross margins are subject to significant variance each reporting period due to factors such as changes in product mix, currency volatility and competitive factors. Over a full fiscal year, gross margin percentages generally will approximate 30% to 32%.

Operating expenses, consisting of research and development expenses (“R&D”) and selling, general and administrative expenses, for the three months ended March 31, 2018 are generally within expectations as further outlined below.

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IRD is committed to continual investments in research and development to enhance its current products and advance the availability of new products. For the three months ended March 31, 2018 net R&D spending levels were 7% of segment revenue. Spending for the three months ended March 31, 2018 reflects the continued investment in new product developments and enhancements, including VectorSense® Tire Sensor Suite and the related Vehicle Information-In-Motion™ (VI²M™) Traffic Intelligence system. Total R&D expenses in the quarter were offset, in part, by estimated investment tax credits on eligible scientific research expenditures in Canadian operations. The value of accrued investment tax credits will vary from period to period based on the estimated portion of R&D costs considered eligible scientific research expenditures under Canadian tax rules.

Selling, general and administrative expenses comprise the operating costs of IRD and its subsidiary businesses in support of its selling, marketing and administrative activities. Costs incurred for the three months ended March 31, 2018 are within expectations but have increased over the prior comparable period due to the acquisition of iCOMS in the third quarter of 2017.

IRD is exposed to foreign exchange risk primarily relating to sales revenue, operating and capital expenditures, net assets held in foreign currencies, forward exchange contracts and embedded derivative portions of unearned revenue on certain U.S. dollar denominated sales contracts in its Latin America and Mexico markets. IRD has exposure to the U.S. dollar, Indian rupee, Chilean peso, Mexican peso and Chinese yuan.

For the three months ended March 31, 2018, IRD recorded foreign exchange gains of $0.1 million primarily reflecting the change in the value of the U.S. dollar relative to the Canadian dollar and Chilean peso, which increased the carrying value of U.S. dollar net assets. As at March 31, 2018, the fair value of embedded derivative assets on the contracts discussed above was $12 on unearned revenue of $86. As revenue is recognized on these contracts or the future value of the U.S. dollar changes compared to the Chilean and Mexican pesos, earnings will be affected.

IRD partially reduces its exposure to the U.S. dollar foreign exchange volatility relative to the Canadian dollar, its functional currency, by maintaining a portion of its bank indebtedness in U.S. funds. In addition, from time to time, IRD enters into forward exchange contracts to sell U.S. dollars to fix its net accounts receivable denominated in this currency. The term of these forward contracts is of a short-term nature with the objective of matching the expected payments from customers. At March 31, 2018, IRD had no forward exchange contracts outstanding.

Foreign exchange translation gains or losses arising on consolidation of IRD’s subsidiaries in Chile, Mexico, Belgium and India and its joint venture in China are recorded as accumulated other comprehensive income, which is a component of shareholders’ equity.

Finance costs are comprised of interest charges on bank indebtedness and long-term debt. Interest costs will vary from month to month depending on the level of bank indebtedness and changes in interest rates.

Other income is comprised of IRD’s share of income in its joint venture, XPCT, of which IRD owns a 50% joint venture interest. XPCT has two business divisions providing products and services to both the ITS Industry and construction equipment manufacturers.  For the three months ended March 31, 2018, IRD recorded its share of XPCT’s income of $250 due to continued strong performance in XPCT’s wire harness division.

The effective tax rate can vary from the Canadian statutory tax rate of approximately 26.5% applied to earnings before income taxes because of different rates of tax on foreign income, XPCT net earnings and foreign currency translation gains or losses on consolidation of foreign subsidiaries. As a result, the consolidated effective tax rate is not representative of income tax rates effective in the jurisdictions in which IRD operates.

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As at March 31, 2018, IRD has recorded estimated income taxes payable or receivable in each of the Canada, United States and Chile entities based on statutory rates applicable to those jurisdictions, adjusted for non-taxable or non-deductible items and net of applied investment tax credit balances available to offset income taxes otherwise payable in the Canadian corporate entity. No income tax recovery is recorded in IRD’s India subsidiary due to uncertainty that sufficient future earnings will be generated to offset current and prior years’ available tax losses prior to their expiry date.

Factory Segment

Our Factory segment comprises VIZIYA’s operations for the three months ended March 31, 2018.

Factory Segment	For the three months ended,
	March 31, 2018	March 31, 2017
Revenues	$2,830	$-
Cost of revenues (excluding depreciation and amortization)	331	-
	2,499	-
Selling, general and administrative	1,569	-
Research and development	390	-
Depreciation of property, plant and equipment	29	-
Amortization of intangibles	757	-
Results from operations	(246)	-
Finance expense	3	-
Foreign exchange gain	(9)	-
Other income	(77)	-
Loss before taxes	(163)	-
Current income tax recovery	(434)	-
Deferred income tax recovery	(238)	-
Income tax recovery	(672)	-
Net loss	$509	$-

Adjusted EBITDA	$667	$-

Revenues recorded in this segment for the first quarter were $2.8 million consisting of $1.2 million in software licenses, $0.7 million in services revenues and $0.9 million in software maintenance revenues.

As noted in the “Reconciliation of Adjusted EBITDA” section of this MD&A, the determination of the fair value of deferred revenue as at May 4, 2017 resulted in the deletion of $0.9 million of revenue that VIZIYA would have recognized in its normal course of operations if we did not acquire it. Consequently, for the quarter revenues were reduced by $0.1 million. This will be the last quarter where this adjustment is made for the VIZIYA operations.

VIZIYA’s product sales are generally to asset intensive companies including those operating in the oil and gas, mining and heavy metals industries. These industries have generally been depressed over the past five to eight years which has made them more hesitant to make capital investments in new technologies such as those VIZIYA sells. Despite these economic difficulties, VIZIYA has been able to generate new product licenses, incremental services revenues and increased related recurring maintenance revenue streams. VIZIYA is also seeing increased interest from their customers for the provision of their software through a subscription model which, when adopted, is expected to increase recurring revenue streams as we have defined them.

Cost of revenues (excluding depreciation and amortization) principally relates to the services revenues recorded and consists principally of employee costs for those employed in the provision of professional services. Operating expenses amounting to $2.7 million in the quarter consist in large part of research and development expenses of approximately $0.4 million which is principally employee costs and $1.6 million in selling, general and administrative costs.

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Amortization of intangibles in the quarter of $0.8 million relates to the customer, brand and developed software identified intangible assets arising from the acquisition of VIZIYA. We add these expenses back in the determination of the Adjusted EBITDA as they relate solely to the acquisition and would not normally have been incurred in the operation of this software business. Adjusted EBITDA, as a result, is $0.7 million for the quarter.

selected Consolidated Quarterly Results

(Unaudited)

Historically, our quarterly revenues were affected by the amount and timing of fixed payment-based licenses, the amount of running royalty based license and any new lump sum payment based licenses signed in a quarter. Given these factors, quarterly revenues have fluctuated and have been difficult to predict. As discussed elsewhere in this MD&A, the volatility in quarterly revenues will be more pronounced under new revenue recognition rules commencing January 1, 2018.  The creation of Quarterhill as a disciplined acquirer and manager of established technology companies with a diverse offering of products and services worldwide provides a diversification that we believe may assist in mitigating the variability in our quarterly revenues. We do not have sufficient operating history in this diversified business to be able to identify any significant trends.

	Revenues	Net income (loss)	Net income (loss) per share (Basic)	Adjusted EBITDA *	Adjusted EBITDA per share * (basic)
Quarter ended	$ 000's	$ 000's	$	$ 000's	$
March 31, 2018	12,009	(12,045)	(0.10)	(7,337)	(0.06)
December 31, 2017	22,625	(12,365)	(0.10)	1,484	0.01
September 30, 2017	85,897	26,211	0.22	60,560	0.50
June 30, 2017	18,611	3,609	0.03	4,760	0.04
March 31, 2017	7,578	(7,229)	(0.06)	(2,187)	(0.02)
December 31, 2016	30,186	8,627	0.07	17,601	0.14
September 30, 2016	16,569	657	0.01	9,413	0.09
June 30, 2016	15,961	(3,152)	(0.03)	7,068	0.05
*Adjusted EBITDA and the respective per share amounts are non-GAAP measures, please refer to "Non GAAP Disclosures" and "Reconciliation of Adjusted EBITDA" sections of this MD&A

Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly results will continue to fluctuate in the future. The operating results for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. The factors affecting our revenue and results, many of which are outside of our control, include the factors set out in our AIF.

Capital and Liquidity

Our cash, cash equivalents and short-term investments, inclusive of any restricted amounts, totaled $75.1 million at March 31, 2018 as compared to $86.6 million at December 31, 2017 representing a decrease of $11.5 million over the first quarter. We paid down bank debt in the amount of $2.1 million, repaid patent finance obligations of $1.4 million and paid dividends of $1.2 million, in addition to consuming $6.5 million in operations.

At March 31, 2018, we had working capital of $80.1 million, contingent consideration payable of $4.5 million and long-term debt of $0.5 million

Quarterhill has a revolving credit facility available in the amount of CDN$8.0 million or the equivalent in U.S. dollars for general corporate purposes and a further CDN$2.0 million for foreign exchange facility. Canadian dollar or U.S. dollar amounts advanced under this credit facility are payable on demand and bear interest at the bank’s Canadian

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prime rate plus 1.0% per annum or U.S. base rate plus 1.0% per annum. Borrowings under this facility are collateralized by a general security agreement over our cash and cash equivalents, receivables and present and future personal property. As at and during the three months ended March 31, 2018, we had no borrowings under this facility.

IRD has a credit facility through HSBC Bank Canada (“HSBC”) which may be borrowed against by way of banker’s acceptances at prevailing market rates to a maximum of CDN$9.5 million or by way of U.S. dollar advances to a maximum of U.S. $7.0 million. Borrowings on this facility are restricted to the lesser of $7.0 million and the margin total on the following assets in Canada and the U.S., 90% of secured and government accounts receivable less than 120 days and 50% of inventory to a maximum of $2.3 million. As at March 31, 2018 approximately $7.2 million was available to be drawn.

IRD’s credit facility and demand term loans with HSBC are secured by a general security agreement on IRD’s assets held in Canada having a carrying value at March 31, 2018 of $17.0 million. In addition, IRD’s subsidiaries in the United States, Chile and India have provided corporate guarantees as security.

IRD is subject to covenants on its credit facility and long-term debt with HSBC as follows: current ratio greater than 1.2 to 1 (tested quarterly); debt to tangible net worth less than 2.5 to 1 (tested quarterly); and debt service coverage ratio greater than 1.25 to 1 (tested annually) based on IRD’s financial results. At March 31, 2018, IRD is in compliance with these covenants.

VIZIYA has a credit facility through TD Canada Trust (“TD”) in the form of an operating line of credit in the amount of CDN $0.5 million. This facility is secured by a general security agreement over VIZIYA and a floating charge on accounts receivable of VIZIYA and is renewed annually. This facility bears interest at TD’s prime rate plus 2.0%, as well as a standby charge for any undrawn funds.

We plan to use our cash resources to fund our operations, provide incremental financing to any of our subsidiaries if needed and to acquire additional businesses. Operating cash flows may vary significantly between periods due to changes in working capital balances. We may also fund our ongoing cash requirements through the use of additional short-term and long-term debt and, if desirable based on market conditions, by selling Common Shares and debt securities to the public.

Outstanding Common Share Data

We are authorized to issue an unlimited number of Common Shares, 6,350.9 special preferred, redeemable, retractable, non-voting shares and an unlimited number of preferred shares, issuable in series. As at March 31, 2018, there were 118,658,249 Common Shares and no special or preferred shares issued and outstanding. At our annual and special meeting of shareholders held on April 18, 2018, Quarterhill’s shareholders approved the adoption of our 2018 Equity Incentive Plan (the “Equity Incentive Plan”) and the related terminations of our “2001 Share Option Plan” (the “Option Plan”) and “Deferred Stock Unit Plan for Directors and Designated Employees” (the “DSU Plan”). We also maintain an Employee Share Purchase Plan. Under the Equity Incentive Plan and the Employee Share Purchase Plan collectively, we can issue a maximum of 10% of our issued and outstanding Common Shares from time to time which was, as at March 31, 2018, 11,865,824 Common Shares combined. The Common Shares authorized for issuance under the Employee Share Purchase Plan are limited to 800,000, of which, at March 31, 2018, we had issued 667,100 Common Shares. As at March 31, 2018, we had options to purchase up to 6,400,549 Common Shares outstanding and 229,711 deferred stock units outstanding. Subsequent to March 31, 2018, upon adoption of the Equity Incentive Plan, all options outstanding under the Option Plan are now governed by the Equity Incentive Plan and all deferred stock units outstanding under the DSU Plan were exercised for Common Shares on April 18, 2018 so that as of the date of this MD&A, no deferred stock units remain outstanding.

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Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Proposed Transactions

There are no proposed transactions.

Changes in accounting policies including initial adoption

Adoption of Accounting Standards

Adoption of ASU 2016-16 Intra-entity Transfers of Assets Other Than Inventory

In October 2016, the FASB issued ASU 2016-16 “Income taxes on intra-entity transfers of assets other than inventory” to improve the accounting on income taxes on intra-entity transfers. The ASU requires that an entity recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs, rather than defer the income tax effect under previous guidance. We adopted this ASU on a modified retrospective basis in the first quarter of 2018. The cumulative effect of the adoption is an increase to shareholders’ equity of $2.9 million due to the adjustment to the accumulated deficit.

Adoption of ASU2014-09 Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09 (ASU 2014-09) “Revenue from Contracts with Customers” (ASC 606).  ASC 606 supersedes the revenue recognition requirements in ASC 605 “Revenue Recognition,” and requires entities to recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.

We adopted ASC 606 using the modified retrospective method applied to those contracts that were not yet complete as of January 1, 2018.  Results for reporting periods beginning after January 1, 2018 are presented under Topic ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605.

With respect to our Technology segment, under the Topic 605, licensing companies reported revenue from per-unit royalty-based arrangements one quarter in arrears.  Under the new guidance, we are expected to estimate per-unit royalty-based revenue.  The new standard also significantly impacted the timing of revenue recognition associated with our fixed fee arrangements where under the new standard we recognize revenues at the time of signing a license agreement rather than over the period of periodic payments.

With respect to our  Mobility segment, we will, for the majority of our long-term contracts, continue to recognize revenue and earnings over time as the work progresses because of the continuous transfer of control to the customer.  The adoption of this standard has impacted revenue recognition in relation to the allocation of contract revenues between installations, maintenance agreements, and warranty on some long-term fixed price contracts.

The adoption of ASC 606 does not have a significant impact on how revenue is recognized within the Factory segment.

We opted to use the following practical expedients:

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1.

For contracts that were modified before implementation we have considered the aggregate effect of all modifications when identifying the satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price to satisfied and unsatisfied performance obligations.

2.

We will not adjust the promised amount of consideration for the effects of a significant financing component if the entity expects, at contract inception, that the period between when the entity transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

The cumulative effect of the changes made to our consolidated January 1, 2018 balance sheet for the adoption of ASU 2016-16 and ASU 2014-09 was as follows:

	Balances as at December 31, 2017		Adjustments arising from implementation of ASU 2014-09		Balances as at January 1, 2018
		ASU 2016-16	Technology	Mobility
Assets
Unbilled revenue	$3,045	$-	$6,376	$(565)	$8,856
Deferred income tax assets	20,195	2,949	-	150	23,294

Liabilities
Deferred income tax liabilities	7,291	-	1,689	-	8,980

Equity
Deficit	(206,939)	2,949	4,687	(415)	(199,718)

The following table discloses the impact of adoption, by segment, on our condensed consolidated interim statement of operations for the three months ended March 31, 2018:

		Adjustments arising from the implementation of ASU 2014-09		Balances without the implementation of ASU 2014-09
	As reported	Technology	Mobility
Revenues
License	$2,493	$2,138	$-	$4,631
Systems	4,693	-	(180)	4,513
Services	653	-	16	669

Costs and expenses
Current income tax expense (recovery)	(321)	3	-	(318)
Deferred income tax expense (recovery)	(1,888)	459	(43)	(1,472)

Net loss	(12,045)	1,676	(121)	(10,490)

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The following table discloses the impact of adoption, by segment, on our condensed consolidated interim balance sheet as at March 31, 2018:

		Adjustments arising from the implementation of ASU 2014-09		Balances without the implementation of ASU 2014-09
	As reported	Technology	Mobility
Assets
Unbilled revenue	$7,154	$(4,242)	$400	$3,312
Deferred income tax assets	23,611	-	(106)	$23,505

Liabilities
Deferred income tax liabilities	7,280	(1,231)	-	6,049

Equity
Deficit	(212,934)	(3,011)	294	(215,651)

Significant changes to our accounting policies as a result of adopting ASU 2014-09 are discussed below:

Revenue Recognition

We recognize revenue when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services.  The following paragraphs describe the specific revenue recognition policies for each of our significant types of revenue by segment.

Technology Segment

Under ASC606, patent licenses will be considered licenses to functional intellectual property.  The standard specifically outlines that patents, underlying highly functional items, are considered functional intellectual property (“IP”).  Licenses to functional IP are considered satisfied at a point in time (i.e. when the license becomes effective) and all the revenue is recognized at that point in time.  Payments are due either immediately or within 30 days. The one exception to this guidance is related to revenue generated from sales or usage-based royalties promised in exchange for a license of IP.  Customers generally report their royalty obligations one quarter in arrears and accordingly, we will now need to estimate the expected royalties to be reported for a particular accounting period, with a true up to the actual royalties reported in the following financial reporting period.  Payment is due upon the submission of the royalty report.

Mobility Segment

Contracted Projects

The majority of sales of integrated systems are delivered as contracted projects that span a time period of less than 1 year to more than 5 years.  The governments and private enterprises control all of the work in progress as the intelligent transportation systems are being developed and installed. Our contract types include fixed price and time and materials contracts.  Contract revenue includes amounts expected to be received in exchange for the good or services plus any contract amendments that are expected to be received.  Payment terms are based on completion of milestones throughout the project life for fixed price contracts and monthly for time and materials projects.

Many of these projects have distinct performance obligations typically encompassing one or more of the following:  installation, maintenance, and warranty.  A contract’s transaction price is allocated to each distinct performance obligation using the best estimate of the standalone selling price of each distinct good or service in the contract.  The

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primary method used to estimate standalone selling price is the expected cost-plus margin approach.  Revenue is recognized when or as the performance obligation is satisfied.

Revenue for fixed price contracts are recognized over time using the cost-to-cost input method.  Because control is transferred over time, revenue is recognized based on the extent of progress towards completion of the performance obligation. We review and update the contract related estimates regularly.  Determining the contract costs and estimates to complete requires significant judgment.  Adjustments are recognized in profit on contracts under the cumulative catch-up method in the period the adjustment is identified.  If we anticipate the estimated remaining costs to completion will exceed the value allocated to the performance obligation, the resulting loss will be recognized immediately.

For time and materials contracts, labour and material rates are established within the contract.  Revenues from time and materials contracts are recognized progressively on the basis of costs incurred during the period plus the estimated margin earned.

Services Revenue

Services revenue from the mobility segment are considered recurring revenues.  These service contracts are typically time and materials but some are fixed price.  Revenues are earned similar to contracted projects discussed above.  Services are billed on a monthly basis and collected shortly thereafter.

Product Sales

Product sales revenue is recognized when control transfers to the customer which depends on the individual terms which can vary between when the product leaves our warehouse and when it is received at the customer’s warehouse.  For some international shipments, when the buyer has no right of return, transfer occurs upon loading the goods onto the relevant carrier at the port of the seller.  Customers are billed when transfer of control occurs and payments are typically due within 30 days.

Factory Segment

Software Licenses

The factory segment provides bolt-on software products to enhance ERP-based asset maintenance systems.  These software licenses contain up to five separate performance obligations: the license; implementation services; training services; post-contract customer support (“PCS”); and customization of software.  Customers obtain access to licenses through online software and each additional component is added incrementally at the stand-alone market price which represents the price allocated to each performance obligation. Payment for licenses and services is received prior to delivery of product code for software or software keys for PCS.

When selling the licensed software, we are providing the customer with the right to use our intellectual property and does not provide significant modifications or updates therefore revenue is recognized at the point in time when the customer gains control of the license, typically at contract inception.

Implementation and training services, PCS, and customization of software are recognized over time based on time lapsed as this best represents the value transferred to the customer based on the specifications for each within the contract.

Unbilled Revenue

Unbilled Revenue includes unbilled amounts typically resulting from sales under long-term contracts when the cost-to-cost method of revenue recognition is utilized and revenue recognized exceeds the amount billed to the customer accounted for under ASC 606.  At any given period-end, a large portion of the balance in this account represents the accumulation of labor, materials and other costs that have not billed due to timing, whereby the accumulation of each

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month’s costs and earnings are administratively billed in subsequent months.  Also included in the account are amounts that will become billable according to contract terms, which usually require the consideration of the passage of time, achievement of milestones or completion of the project.

Deferred Revenue

Deferred revenue is comprised of cash collected from customers and billings to customers on contracts in advance of work performed, advance payments negotiated as a contract condition, including billings in excess of costs and estimated earning on uncompleted contracts accounted for under ASC 606.  We record provisions for estimated losses on uncompleted contracts in the period in which such losses become known.  The cumulative effects of revisions to contract revenues and estimated completion costs are recorded in the accounting period in which the amounts become evident and can be reasonably estimated.  These revisions can include such items as the effects of change orders and claims, warranty claims, liquidated damages or other contractual penalties and adjustments for contract closeout settlements.

Future Accounting Pronouncements

Leases

In February 2016, the FASB issued ASU 2016-2, “Leases”. The amendments in this update would require companies and other organizations to include lease obligations in their balance sheets, including a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of-use (“ROU”) asset and a corresponding lease liability. For finance leases the lessee would recognize interest expense and amortization of the ROU asset, and for operating leases, the lessee would recognize a straight-line total lease expense. In January 2018, the FASB issued ASU 2018-01, “Land Easement Practical Expedient for Transition to Topic 842” which allows entities the option to apply the new guidance at the effective date without adjusting comparative periods presented.  The FASB also voted to simplify the reporting and disclosures for certain lessors that also provide related services.  The guidance is effective for interim and annual periods beginning after December 15, 2018. Early adoption is permitted. We are currently assessing the impact of this new standard.

Credit Losses on Financial Instruments

In June 2016, FASB issued Accounting Standards Update (ASU) 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (ASU 2016-13), which requires measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for the first quarter of our fiscal year ending December 31, 2021, with earlier adoption permitted beginning in the first quarter of our fiscal year ending December 31, 2020. We are currently assessing the impact of this new standard.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income

In February 2018 ASB issued ASU 208-02 “Income Statement – Reporting Comprehensive Income (Topic 220)” that gives companies the option to reclassify stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act (TCJA) from accumulated other comprehensive income (AOCI) to retained earnings.  A company will need to disclose if it elects not to adopt the ASU. The ASU will be effective for fiscal years beginning after December 15, 2018 and interim periods within the fiscal year. Early adoption will be permitted, including adoption in any interim period, for financial statements that have not yet been issued or made available for issuance.  Entities will have the option to apply the amendments retrospectively or to record the reclassification as of the beginning of the period of adoption. We are currently assessing the impact of this new standard.

2018 First Quarter Financial Results	23

MD&A

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Our management, under the supervision of our Chief Executive Officer and our Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) for Quarterhill to ensure that material information relating to us, including our consolidated subsidiaries, that is required to be made known to our Chief Executive Officer and our Chief Financial Officer by others within Quarterhill and disclosed by us in reports filed or furnished by us under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of Quarterhill’s disclosure controls and procedures as of March 31, 2018 and have concluded that our disclosure controls and procedures were effective as of March 31, 2018.

Changes in Internal Control over Financial Reporting

During the three months ended March 31, 2018, there were no significant changes in Quarterhill’s internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

2018 First Quarter Financial Results	24

Quarterhill Inc.

303 Terry Fox Drive, Suite 300

Ottawa, ON Canada

K2K 3J1

Tel:	1.613.688.1688
Fax:	1.613.688.4894
www.quarterhill.com